FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File No. 000-27476

CoolBrands International Inc.

(Translation of registrant's name into English)

8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]      Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]      No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOLBRANDS INTERNATIONAL INC.

Date: August 1, 2006	By: /s/ Gary P. Stevens
Name: Gary P. Stevens
Title: Chief Financial Officer

INDEX TO EXHIBITS

99.1

Registrant’s Material Change Report filed with SEDAR with respect to its announcement of a breach of covenant in its Credit Agreement, dated April 21, 2006, among the Registrant, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

99.2	Registrant’s Press Release regarding its receipt of a reservation of rights letter from JPMorgan Chase Bank, N.A.